September 19, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Hao Liu, President
Neoview Holdings, Inc.
STE 401
3702 South Virginia Street, #G12
Reno, Nevada 89502

Re:      Neoview Holdings, Inc.
Form SB-2, Amendment 1, filed August 1, 2005
File No.:  333-122557

Dear Ms. Liu:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	References to our prior letter are to that dated April 12, 2005.

General
1. We repeat our prior comment number four: "Pursuant to Rule 310 of
Regulation S-T of the Securities Act, please file on EDGAR a marked copy of Amendment #1 to the registration statement." Also, please file on EDGAR a marked copy of Amendment #2.


Because our business will use the Internet as the primary medium to conduct our business transactions, our success is dependent upon the widespread acceptance and use of the Internet as an effective medium of commerce, page 7
2. Please replace the word "primary" in the heading of this risk factor, in view of the fact that your response to our prior comment number nine states that "[t]here is no other way for the Company to conduct business." In addition, clarify in the forefront of the risk factor that the Internet is the sole way you will conduct your business.

Growth of Internet Usage in China, page 15
3. We have reviewed your response to our prior comment number 12. However, it is necessary to comply with the following:
* Clarify which source is the basis for which assertion;
* Provide us with marked copies of, or marked excerpts from, each of the original sources on which you have based your disclosure, including, but not necessarily limited to, the CNNIC website, the "Third Asia Symposium ..." and the relevant Neilson rating(s). Although you have provided us with some paper copies of some sources, you have not marked the relevant sections.

Changes in and disagreements with Accountants, page 29
4. Although we note your disclosure, it is our view that a change in accountants has occurred. Please provide the disclosures required by
Item 304 of Regulation S-B for the change in independent accountants.
Report of Independent Registered Public Accounting Firm (Ernst &
Young LLP)
5. Since you are a development stage company under the guidance of SFAS 7, the periods covered by this report should include the cumulative period from November 17, 2004 (date of inception) to May
31, 2005 for the statements of operations, cash flows and stockholders` deficiency. Please advise your auditor to revise the first and third paragraphs of their report accordingly.
Financial statements for the period ended May 31, 2005
6. The format presentation is difficult to read as column headings and line item amounts are not properly aligned. Please revise.


Notes to Financial Statements
General
7. Please disclose your fiscal year end in a note to the financial statements. Please note, if your fiscal year end is December 31, your interim financial statements should be presented for the period ended June 30, 2005. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent in any amendment.

Item 26.  Recent Sales of Unregistered Securities, page 34
8. Disclose the total price of each unregistered offering of your securities as required by Item 701(c) of Regulation S-B.

Exhibits
9. File as exhibits forms of subscription agreements for all sales of securities.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



You may contact David Burton at 202-551-3626 if you have questions regarding comments with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  	Eileen Wan, Esquire
      By facsimile at 604-669-5791



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Hao Liu, President
Neoview Holdings
September 19, 2005
Page 1